Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Jeffs’ Brands Ltd.*	Israel
Eventer Technologies Ltd.	Israel
Gix Internet Ltd.	Israel
GERD IP, Inc.	Delaware
Fuel Doctor Holdings, Inc.	Delaware

*	As of December 31, 2023, the Registrant held 34.11% of Jeffs’ Brand Ltd.’s issued and outstanding share capital. After December 31, 2023, the Registrant’s position in Jeffs’ Brands Ltd. was diluted, such that as of the date of this Annual Report on Form 20-F, the Registrant holds 7.98% of the issued and outstanding share capital of Jeffs’ Brands Ltd. and Jeffs’ Brands Ltd. is no longer considered a subsidiary of the Registrant